February 23, 2012

CONFIDENTIAL TREATMENT REQUESTED BY KELLOGG COMPANY

VIA EMAIL AND EDGAR DELIVERY

The Secretary

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. Brad Skinner, Senior Assistant Chief Accountant

RE: Kellogg Company

Form 10-K for Fiscal Year Ended January 1, 2011

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Filed August 5, 2011

Mr. Skinner,

As we discussed on our February 21, 2012 conference call, we believe our past filings comply with the applicable disclosure requirements in ASC 280. However, to improve our disclosures we are prepared to file, on a prospective basis beginning with our 2011 Form 10-K, six operating segments for North America, which will result in four reportable segments.

As a result of performing the aggregation and reportable segment analysis, the reportable segments in North America are:

• Morning Foods (which would include aggregating U.S. Morning Foods and Kashi),

• U.S. Snacks

• Specialty

• North America other (Frozen, Canada) – because they are not individually material, they are not required to be disclosed separately

Kellogg Company / Corporate Headquarters

One Kellogg Square / P.O. Box 3599 / Battle Creek, Michigan 49016-3599 (269) 961-2000

Brad Skinner

U.S. Securities and Exchange Commission

February 23, 2012

Our international operating segments will not change:

•	Europe

•	Latin America

•	Asia Pacific

Aggregation of Morning Foods and Kashi

We meet the quantitative and qualitative requirements for aggregation under ASC 280-10-50-11.

•

Quantitative – We believe gross margins would be an appropriate measure for determining whether and which of our business units have similar economic characteristics. Historically they are similar and more importantly, we expect gross margins to remain consistent on an on-going basis. Our gross margins for U.S. Morning Foods and Kashi are as follows.

[**REDACTED**}

•	Qualitative – must be similar in all of the following:

•	Nature of products – Products in the U.S. Morning Foods and U.S. Kashi business units primarily include ready-to-eat cereals and to a lesser extent, Kashi-branded convenience foods such as cookies, crackers and cereal bars. Products under both business units share common raw materials and ingredients including agricultural commodities such as corn, wheat, soy bean oil and sugar. These products are marketed under owned trademarks. Sales are driven by investments in brand building and product innovation. The market for products in both business units is extremely competitive and they face similar external competitive pressures.

•	Nature of production processes – Production of products for the U.S. Morning Foods and U.S. Kashi business units takes place at both Company-owned and third-party manufacturing facilities. Production processes for the business units are similar given the nature of the products. For instance, ready-to-eat cereal is included in both operating segments. As such, the production processes are largely the same and include baking, extrusion and bag-in-box packaging. Both business units utilize a common supply chain function that supports production activities.

•	Type or class of customer – Products for both business units are sold and distributed to retail grocers and mass merchandisers and are predominantly purchased by the same class of customer, through a common sales force.

Brad Skinner

U.S. Securities and Exchange Commission

February 23, 2012

•	Distribution methods – Products from both business units are distributed in U.S. from the same large-scale warehouse system directly to retail grocers and mass merchandisers via a company-operated shipping fleet or third-party freight providers.

•	Nature of regulatory environment – There are no special regulatory requirements for either business. Activities of U.S. Morning Foods and U.S. Kashi are both subject to the same regulation by various government agencies, including the Food and Drug Administration, Federal Trade Commission and the Departments of Agriculture, Commerce and Labor.

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (269) 961-2009.

Sincerely,

Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

Kellogg Company

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